Exhibit 21.1

Subsidiaries of Pike Electric Corporation

Elemental Energy, Inc. (Arizona)

Klondyke Construction LLC (Arizona)

Pike Electric, LLC (North Carolina)

Pike Energy Solutions, LLC (North Carolina)

Pike Enterprises, Inc. (North Carolina)

Pike Equipment and Supply Company, LLC (North Carolina)

Pine Valley Power, Inc. (Utah)

Synergetic Design Holdings, Inc. (Delaware)

UC Synergetic, Inc. (South Carolina)